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DESCRIPTION OF BRINK'S STOCK, BURLINGTON STOCK AND MINERALS STOCK

     THE FOLLOWING DESCRIPTIONS ARE QUALIFIED BY REFERENCE TO ANNEX II TO THIS PROXY STATEMENT, WHICH CONTAINS THE FULL TEXT OF THE ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION.

  Authorized Capital Stock

     The Articles of Incorporation currently provide that the Company is authorized to issue 122 million shares of capital stock, of which 2 million shall be shares of preferred stock, and 120 million shall be shares of common stock, consisting of 100 million shares of Services Stock and 20 million shares of Minerals Stock. If the Brink's Stock Proposal is adopted, the Articles of Incorporation will be amended to authorize the issuance of 172 million shares of capital stock, of which 2 million shall be shares of preferred stock and 170 million shall be shares of different classes of common stock, consisting of 100 million shares of Brink's Stock, 50 million shares of Burlington Stock and 20 million shares of Minerals

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Stock.  Authorized but unissued shares of common stock, including Brink's Stock,
Burlington Stock and Minerals Stock, will be available for issuance by the Company from time to time, as determined by the Board, for any proper corporate purpose, which could include raising capital, payment of stock dividends, providing compensation for benefits to employees or acquiring other companies or businesses. From time to time the Company receives or initiates proposals for possible acquisitions of businesses or companies on terms which could include issuance of shares of common or preferred stock of the Company.

     The issuance of shares of Brink's Stock, Burlington Stock or Minerals Stock would not be subject to approval by the shareholders of the Company unless deemed advisable by the Board or required by applicable law, regulation or stock exchange voting requirements. As indicated under 'Certain Management Policies', any net proceeds from the issuance by the Company of additional shares of Brink's Stock, Burlington Stock or Minerals Stock will be applied to the respective business activities of Pittston Brink's Group, Pittston Burlington Group or Pittston Minerals Group, as the case may be, and invested in the businesses or used to reduce liabilities attributed to the respective Groups.

  Structure of Groups

     The structure of Pittston Burlington Group was determined functionally, the underlying concept being the aggregation of all the Company's global freight transportation and logistics management services businesses. Thus, investors with a positive view of these businesses will be able to target their investments more precisely than is the case under the Company's present structure. The structure of Pittston Brink's Group is designed to encompass the Company's security services and home security businesses. The structure of Pittston Minerals Group continues to aggregate the Company's coal and mineral related business currently operated by Pittston Coal Company and Pittston Mineral Ventures Company. Allocation of assets and liabilities to Pittston Burlington Group and Pittston Brink's Group was in most instances based on the association of those assets and liabilities with the underlying businesses of the respective Groups. See Annexes IV and VI for a description of the businesses of each of Pittston Brink's Group and Pittston Burlington Group.

  Dividends

     Dividends on Brink's Stock and Burlington Stock will be subject to the same limitations as dividends on the existing Services Stock, which are limited to legally available funds (as prescribed by Virginia law) and subject to the prior payment of dividends on outstanding shares of preferred stock, if any, including the Preferred Stock. Such dividends are also restricted by covenants in the Company's public debt indenture and bank credit agreements, the most restrictive of which would have allowed, as of September 30, 1995, dividends of up to $225 million to have been paid on all classes of the Company's capital stock. The dividend policies and limitations applicable to Minerals Stock will not be altered by the Brink's Stock Proposal.

     With regard to dividend limitations imposed by Virginia law on Pittston, the Board may base a determination that a proposed dividend distribution is from funds legally available therefor under Virginia law either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation of the Company's total net assets or other methods that are reasonable in the circumstances.

     The Board, subject to the limitations on dividends with respect to each of Brink's Stock, Burlington Stock and Minerals Stock set forth above, may, in its sole discretion, declare and pay dividends exclusively on Brink's Stock, exclusively on Burlington Stock or exclusively on Minerals Stock, or on such classes in equal or unequal amounts, notwithstanding the respective amounts of funds available for dividends on each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor. See 'Dividend Policy'.

  Exchange

     The Brink's Stock Proposal will permit the exchange of outstanding shares of Burlington Stock or Minerals Stock, as the case may be, for shares of Brink's Stock upon the terms described below. The

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ability  to effect such exchanges provides the Company with flexibility to alter
its  capital  structure  if  warranted   by  future  facts  and   circumstances.
Accordingly, if deemed desirable at a future date by the Board, the Company could retire all the outstanding shares of Burlington Stock or Minerals Stock through such an exchange, thus resulting in the Company having only one or two, as the case may be, classes of common stock outstanding instead of three such classes. The Company cannot predict the effect on the respective market prices for Brink's Stock, Burlington Stock and Minerals Stock of its ability to effect the exchanges described below. For information concerning the effect of any such exchange of outstanding Minerals Stock for Brink's Stock upon the conversion rights of the Preferred Stock, see 'The Brink's Stock Proposal -- Effects on Preferred Stock'.

     Brink's Stock. Shares of Brink's Stock are not subject to either optional or mandatory exchange by the Board.

     Burlington Stock. The Board may, at any time and in its sole discretion, declare that each outstanding share of Burlington Stock shall be exchanged for fully paid and non-assessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding, shares of Minerals Stock) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Burlington Stock, as of the date of the first public announcement by the Company of such exchange. Such an exchange could be effected at any time, including immediately prior to a disposition of all or substantially all of the properties and assets of Pittston Burlington Group which would otherwise give rise to a mandatory exchange of such shares immediately following such disposition as required by the Articles of Amendment (which is discussed below). Any optional exchange at the 15% premium would dilute the interests of the holders of Brink's Stock and would preclude holders of Burlington Stock from retaining investment in a security separately reflecting the Company's global freight transportation and logistics management services businesses. Since the authority of the Board to require an exchange is discretionary, it could be exercised at a time when such exchange might be disadvantageous to the holders of either Brink's Stock or Burlington Stock; however, the Board must act in accordance with its fiduciary duties.

     In addition, upon the sale, offer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise (a 'Disposition') in one transaction or a series of related transactions by the Company of all or substantially all of the properties and assets of Pittston Burlington Group (other than in connection with the Disposition by the Company of all of its properties and assets in one transaction) to any person, entity or group (other than (a) holders of all outstanding shares of Burlington Stock on a pro rata basis or (b) a person, entity or group in which the Company, directly or indirectly, owns a majority equity interest), the Company is required, effective on or prior to the first Business Day following the 60th day following the consummation of such Disposition, to exchange each outstanding share of Burlington Stock for fully paid and nonassessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding, shares of Minerals Stock) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Burlington Stock, as of the date of the first public announcement by the Company of such Disposition.

     Minerals Stock. The Board may, at any time and in its sole discretion, declare that each outstanding share of Minerals Stock shall be exchanged for fully paid and non-assessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding, shares of Burlington Stock) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Minerals Stock, as of the date of the first public announcement by the Company of such exchange. Such an exchange could be effected at any time, including immediately prior to a disposition of all or substantially all of the properties and assets of Pittston Minerals Group which would otherwise give rise to a mandatory exchange of such shares immediately following such disposition as required by the Articles of Amendment (which is discussed below). Any optional exchange at the 15% premium would dilute the interests of the holders of Brink's Stock and would preclude holders of Minerals Stock from retaining investment in a security separately reflecting the Company's natural resources businesses. Since the authority of the Board to require an exchange is discretionary, it could be exercised at a time when such exchange might be disadvantageous to the holders of either Brink's Stock or Minerals Stock; however, the Board must act in accordance with its fiduciary duties.

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     In  addition, upon a Disposition in one  transaction or a series of related transactions by the Company of all or substantially all of the properties and assets of Pittston Minerals Group (other than in connection with the Disposition by the Company of all of its properties and assets in one transaction) to any person, entity or group (other than (a) holders of all outstanding shares of Minerals Stock on a pro rata basis or (b) a person, entity or group in which the Company, directly or indirectly, owns a majority equity interest), the Company is required, effective on or prior to the first Business Day following the 60th day following the consummation of such Disposition, to exchange each outstanding share of Minerals Stock for fully paid and nonassessable shares of Brink's Stock (or, if there are no shares of Brink's Stock outstanding, shares of Burlington Stock) having a Fair Market Value equal to 115% of the Fair Market Value of one share of Minerals Stock, as of the date of the first public announcement by the Company of such Disposition.

     Under Section 13.1-724 of the Virginia Stock Corporation Act, approval of the holders of Minerals Stock, of Burlington Stock or Brink's Stock, as the case may be, for the sale of all or substantially all of the properties and assets attributable to Pittston Minerals Group, Pittston Burlington Group or Pittston Brink's Group, as the case may be, would not be required. That Section would require approval of the holders of Minerals Stock, Burlington Stock and Brink's Stock voting as a single voting group only if all or substantially all of the Company's properties and assets were to be sold.

     Since it is the intention of the Company to manage the businesses of each Group for the benefit of the holders of the class of stock relating to that Group, asset acquisitions and dispositions will be directly attributed to the appropriate Group and their effect reflected in such Group's financial statements. Subject to the right of management to establish indebtedness between the respective Groups in appropriate circumstances, the net proceeds of asset dispositions will be attributed to the relevant Group.

     'Fair Market Value' of shares of any class of common stock on any date means the average of the daily closing prices thereof for the 10 consecutive Business Days commencing on the 30th Business Day prior to the date in question (e.g., the date of the first public announcement by the Company of certain action or a January 1 of any year in which a voting adjustment will occur). The closing price for each Business Day shall be (i) if such shares are listed or admitted to trading on a national securities exchange, the closing price on the Composite Tape (or any successor composite tape reporting transactions on national securities exchanges) or, if such Composite Tape shall not be in use or shall not report transactions in such shares, the last reported sales price regular way on the principal national securities exchange on which such shares are listed or admitted to trading (which shall be the national securities exchange on which the greatest number of shares of stock has been traded during such 10 consecutive Business Days), or, if there is no transaction on any such Business Day in any such situation, the mean of the bid and asked prices on such Business Day, or (ii) if such shares are not listed or admitted to trading on any such exchange, the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers Automated Quotations System or a similar source selected from time to time by the Company for this purpose. In the event such closing prices are unavailable, the Fair Market Value of such shares shall be determined by the Board.

     'Substantially all of the properties and assets' of Pittston Burlington Group or Pittston Minerals Group, as the case may be, as of any date, shall mean a portion of such properties and assets that represents at least 80% of either of the then-current market value, as determined by the Board based on opinions, appraisals or such other evidence as the Board shall consider relevant, of, or the aggregate reported net sales for the immediately preceding twelve fiscal quarterly periods of the Company derived from, the properties and assets of Pittston Burlington Group or Pittston Minerals Group, as the case may be, as of such date (excluding the properties and assets of any person, entity or group in which the Company, directly or indirectly, owns less than a majority equity interest).

     'Business Day' means each weekday other than any day on which Brink's Stock, Burlington Stock or Minerals Stock is not traded on any national securities exchange or the National Association of Securities Dealers Automated Quotations System or in the over-the-counter market.

     General Exchange Provisions. In the event of any exchange described above, the Company shall cause to be given to each holder of Burlington Stock or Minerals Stock, as the case may be, a notice

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stating (A) that shares of Burlington Stock  or Minerals Stock, as the case  may be, shall be exchanged, (B) the date of the exchange, (C) the kind and amount of shares of capital stock to be received by such holder with respect to each share of Burlington Stock or Minerals Stock, as the case may be, held by such holder, including details as to the calculation thereof, (D) the place or places where certificates for shares of Burlington Stock or Minerals Stock, as the case may be, properly endorsed or assigned for transfer (unless the Company waives such requirement), are to be surrendered for delivery of certificates of shares of such capital stock and (E) that, except as provided in the following paragraph, dividends on Burlington Stock or Minerals Stock, as the case may be, will cease to be paid as of such exchange date. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 nor more than 60 days prior to the exchange date and in any case to each holder of Burlington Stock or Minerals Stock, as the case may be, at such holder's address as the same appears on the stock transfer books of the Company. Neither the failure to mail such notice to any particular holder of Burlington Stock or Minerals Stock, as the case may be, nor any defect therein shall affect the sufficiency thereof with respect to any other holder of Burlington Stock or Minerals Stock, as the case may be. Under the terms of the Preferred Stock, the Company is also required to give 30 days' prior notice to holders of Preferred Stock of its intention to take any action that would result in an exchange of outstanding shares of Minerals Stock for shares of Brink's Stock (or Burlington Stock).

     The Company expects to set a record date in advance of any exchange of shares of Burlington Stock or Minerals Stock, as the case may be, in order to facilitate orderly trading in such shares in the event of any such exchange. No adjustments in respect of dividends shall be made upon the exchange of any shares of Burlington Stock or Minerals Stock, as the case may be; provided, however, that, if such shares are exchanged by the Company after the record date for determining holders of Burlington Stock or Minerals Stock, as the case may be, entitled to any dividend or distribution thereon, such dividend or distribution shall be payable to the holders of such shares at the close of business on such record date notwithstanding such exchange.

     Before any holder of shares of Burlington Stock or Minerals Stock, as the case may be, shall be entitled to receive certificates representing shares of any kind of capital stock to be received by such holder with respect to any exchange of such shares of Burlington Stock or Minerals Stock, such holder shall surrender at such office as the Company shall specify certificates for such shares of Burlington Stock or Minerals Stock, properly endorsed or assigned for transfer (unless the Company shall waive such requirement). As soon as practicable after surrender of certificates for such shares of Burlington Stock or Minerals Stock, the Company will deliver to the holder of such shares so surrendered the certificates representing the number of whole shares of the kind of capital stock to which such holder is entitled, together with any fractional payment referred to below.

     The Company shall not be required to issue or deliver fractional shares of any class of capital stock to any holder of Burlington Stock or Minerals Stock, as the case may be, upon any exchange described above. If the number of shares of any class of capital stock remaining to be issued or delivered to any holder of Burlington Stock or Minerals Stock, is a fraction, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the fair market value of such fraction on the date such payment is to be made.

     Shareholders who own their stock beneficially through brokers or other nominees listed as holders of record will have their fractional shares handled according to the practices of such broker or nominee which may result in such shareholders receiving a price which is higher or lower than the price paid by the Company to holders of record.

  Voting


     Effective on January 1, 1996, the voting rights of holders of Minerals Stock will be approximately 7.8% of the aggregate voting power of all outstanding common stock. Pursuant to the Brink's Stock Proposal, holders of Minerals Stock initially will have 0.626 votes per share (which will result in the aggregate voting rights of holders of Minerals Stock being initially unchanged as a result of the implementation of the Transaction from that which will exist immediately prior thereto). The Brink's Stock Proposal further provides that holders of Brink's Stock at all times will have one vote per share, and holders of Burlington Stock initially will have one vote per share. The votes of holders of


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Burlington Stock and Minerals Stock will be subject to adjustment on January  1,
1998, and on January 1 every two years thereafter in such a manner so that each class' share of the aggregate voting power at such time will be equal to that class' share of the aggregate market capitalization of the Company's common stock at such time. Accordingly, beginning on January 1, 1998, each share of Burlington Stock and Minerals Stock may have more than, less than or continue to have the number of votes per share as they initially will following the consummation of the Transaction. The periodic adjustments in the number of votes to which holders of Burlington Stock and Minerals Stock will be entitled will
limit   the  ability  of  investors  in  one  class  to  acquire  for  the  same consideration relatively greater or lesser voting power per share than investors in the other classes. Because the adjustment of voting powers will occur only biennially, substantial disparity in the voting power purchasable for a specified amount may exist among the three Groups' shares from time to time.


     Holders of Brink's Stock, Burlington Stock and Minerals Stock will vote together as a single voting group on all matters as to which all common shareholders are entitled to vote. In addition, as prescribed by Virginia law, certain amendments to the Articles of Incorporation affecting, among other things, the designation, rights, preferences or limitations of one class of common stock, or certain mergers or statutory share exchanges, must be approved by the holders of such class of common stock, voting as a separate voting group, and, in certain circumstances, may also have to be approved by the holders of each of the other classes of common stock, voting as separate voting groups. Amendments to the Articles of Incorporation that would affect or would otherwise adjust the voting rights of the holders of Minerals Stock are required to be approved by the holders of two-thirds of the outstanding shares of Minerals Stock, voting separately as a separate voting group. Because most matters brought to a shareholder vote will only require the approval of a majority of all the Company's outstanding common stock entitled to vote on such matters (including Brink's Stock, Burlington Stock and Minerals Stock) voting together as a single voting group, if holders of Brink's Stock, Burlington Stock or Minerals Stock would have more than the number of votes required to approve any such matter, those holders would be in a position to control the outcome of the vote on such matter. See 'Risk Factors -- Voting Power; Effects on Holders of Brink's Stock, Burlington Stock and Minerals Stock'.

     The Articles of Amendment reserve to the Board the right to condition the submission of a particular matter on receipt of a separate vote of the holders of outstanding shares of Brink's Stock, Burlington Stock or Minerals Stock. The Board has no present intention of imposing such a separate vote requirement on any matter which it can now foresee. However, should the Board, in the exercise of its fiduciary duties and its good faith judgment of the best interests of the Company, conclude that such a separate vote is necessary or desirable, it has reserved the right to so require.

     Only one annual meeting of shareholders will be held in 1996 and subsequent years. Holders of Brink's Stock, Burlington Stock and Minerals Stock will receive a notice of each annual meeting and will be entitled to vote at such meeting. Any such holder may also submit a shareholder proposal for inclusion in the Company's annual proxy statement to the extent such holder meets certain eligibility requirements specified under the Federal securities law. Such law currently provides that, among other things, at the time such holder submits such a proposal, such holder shall be a record or beneficial owner of at least one percent or $1,000 in market value of securities entitled to be voted on the proposal at the meeting of shareholders and have held such securities for at least one year, and such holder must also continue to own such securities through the date on which such meeting is held. The Company intends to apply this requirement at the Company level so that a holder of shares of Brink's Stock, Burlington Stock or Minerals Stock, or any combination of the three, aggregating at least one percent or $1,000 in market value of all classes combined will have the right to submit such a proposal.

  Liquidation

     Under the Brink's Stock Proposal, in the event of a dissolution, liquidation or winding up of the Company the holders of outstanding Brink's Stock, the holders of outstanding Burlington Stock and the holders of outstanding Minerals Stock will initially share on a per share basis an aggregate amount equal to approximately 55%, 28% and 17%, respectively, of the funds, if any, remaining for distribution to common shareholders. In the case of Minerals Stock, such percentage has been set to ensure that the holders of Minerals Stock are entitled to the same share of any such funds immediately following

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implementation of the Proposal as  they were prior thereto, notwithstanding  the fact that immediately following implementation of the Proposal the actual proportion of the number of shares of Minerals Stock to the total number of shares of common stock will equal approximately 12%. Maintaining the 17% Minerals Stock liquidation percentage has been accomplished by providing in the Articles of Amendment that in any determination of the amounts available in liquidation for holders of Minerals Stock the number of Minerals Stock shall be
deemed  to include an additional        shares (the 'Nominal Shares'). Following
implementation of the Proposal, each class' share of such funds shall be subject to adjustment in the future based upon the total number of shares of Brink's Stock, Burlington Stock or Minerals Stock, as the case may be, then outstanding as compared to the total number of shares of all classes of common stock then outstanding (which totals, in the case of Minerals Stock, shall include the Nominal Shares). Thus, the liquidation rights of the holders of the respective classes may not bear any relation to the relative market values or the relative voting rights of the three classes. The Company considers that its complete liquidation is a remote contingency, and its financial advisor believes that, in general, these liquidation provisions are immaterial to trading in Brink's Stock, Burlington Stock and Minerals Stock. Further, tax counsel has advised the Company that this liquidation provision is preferable from a tax point of view.


  Subdivision or Combination

     If the Company subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of Brink's Stock, Burlington Stock or Minerals Stock, the voting and liquidation rights of shares of Minerals Stock and Burlington Stock relative to Brink's Stock will be appropriately adjusted. For example, in case the Company were to effect a two-for-one split of Brink's Stock, the per share voting rights of Burlington Stock and Minerals Stock would be multiplied by two in order to avoid dilution in the aggregate voting rights of the holders of each such class. Similarly, the per share liquidation rights of Burlington Stock and Minerals Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of Burlington Stock and Minerals Stock.

  Determinations by the Board

     Any determinations made by the Board or any committee of the Board, a majority of whose members are 'disinterested' directors, under any of the provisions described above under 'Description of Brink's Stock, Burlington Stock and Minerals Stock' will be final and binding on all shareholders of the Company. For this purpose, any director who is not an employee of, or a consultant to, the Company and who is not, directly or indirectly, the beneficial owner of 1% or more of the outstanding shares of all common stock of the Company shall be considered 'disinterested', even though such director may beneficially own a greater amount of one class of common stock than of the other classes of common stock.

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